As filed with the Securities and Exchange Commission on November 23, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Voya Prime Rate Trust

(Name of Issuer)

Voya Prime Rate Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

92913A100

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Prime Rate Trust

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

1-800-992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.
F. Xavier Kowalski, Esq. Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005
(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Voya Prime Rate Trust Announces Intention to Conduct Tender Offer for its Common Shares

SCOTTSDALE, Ariz., November 23, 2020—Voya Prime Rate Trust (NYSE: PPR) (the “Fund”), today announced its intention to commence a tender offer for 15% of its outstanding common shares.

At the Fund’s 2020 annual meeting, shareholders approved a resolution requesting that the Board of Trustees of the Fund (the “Board”) consider authorizing a self-tender offer for 40% of the outstanding common shares of the Fund at or close to the net asset value of the common shares.

As a result, the Board has determined to authorize the Fund to conduct a tender offer for 15% of its outstanding common shares at a price equal to 99% of the Fund’s NAV per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the day the tender offer expires. The Fund expects to commence the tender offer in early December 2020, with the expiration of the tender offer currently anticipated to occur in January 2021. Additional terms and conditions of the Fund’s tender offer will be set forth in the relevant tender offer materials, which will be distributed to the Fund’s common shareholders. If more than 15% of the Fund’s outstanding common shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis at a price equal to 99% of the Fund’s NAV per share as determined as of the close of the regular trading session of the NYSE on the day the tender offer expires.

Following the completion of the tender offer, the Board expects to consider authorizing one or more additional tender offers in line with the resolution approved by shareholders.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any common shares. The Fund has not yet commenced the tender offer described in this press release. The offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents when they are filed with the U.S. Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of September 30, 2020, over $238 billion for affiliated and external institutions as well as individual investors. With more than 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018 and 2019 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180; voyainvestments.com

CONTACT:  Kris Kagel, (800) 992-0180